

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 12, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (518) 447-8663

Peter J. McNierney
President and Chief Executive Officer
First Albany Companies Inc.
677 Broadway
Albany, New York 12207-2990

> **Re:** **First Albany Companies Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed June 12, 2007**
> **File Nos. 000-14140**

Dear Mr. McNierney:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that you will consider the applicability of Rule 13e-3 to the proposed transaction.

2. Please provide for staff review all materials prepared by your financial advisor and provided to your board of directors or other representatives. Provide the board books and all transcripts, summaries, and video presentation materials. We may have further comment based on our review of these materials.

3. Please also provide us with all financial projections and forecasts that were prepared by you or your advisors and exchanged with the MatlinPatterson. Please disclose any such material exchanged forecasts in your proxy statement.

4. Please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer to Item 14a-6(b) and (c) and confirm your understanding.

5. We note that you will seek discretion to vote on other business that may come before the meeting or any adjournment, including an adjournment for the purpose of soliciting additional proxies. This action must appear as a separate item for shareholder approval, as it is not an incidental matter as contemplated by Exchange Act Rule 14a-4(c)(7). Refer also to Rule 14a-4(a)(3).

6. We note references throughout your proxy statement to pro forma financial effects of the proposed transaction, the intended use of proceeds, and a strategic plan for the company going forward. To provide investors with a better understanding of the consequences of the transaction on their investment, please revise your disclosure to clarify how you intend to use the proceeds of the private placement and any material effect the transaction will have on your operations or financial position. Refer to Item 11(c) of Schedule 14A.

Questions and Answers about this Proxy Material and Voting, page 1
How many votes are needed to approve each proposal, page 6

7. Please revise to disclose the effect of broker non-votes on Proposal 7.

Summary, page 8

8. Please revise your discussion of the voting agreement several of your officers and directors entered into with MatlinPatterson to disclose the percentage of unaffiliated shareholders who must vote to approve the proposals needing a majority of your outstanding shares for such proposals to be adopted.

9. We note your statement in the third complete paragraph on page 12 that "[t]he assertions embodied in th[e] representations and warranties were made solely for purposes of the contract between the Company and MatlinPatterson . . . ." Please revise here and throughout your agreement, as applicable, to remove any potential

implication that the referenced Investment Agreement does not constitute public disclosure under the federal securities laws.

10. We also note your statement on page 12 that some of the representations and warranties in the Investment Agreement "may not be accurate or complete as of any specified date . . . ." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

11. We note your discussion of proposal number 5 on page 14. Please expand your discussion to disclose the difference between the current policy with respect to director liability and that permitted by Section 402(b) of the NYBCL.

Proposal No. 2
Approval of the Private Placement, page 21

12. Please revise to disclose how the target net tangible book value was determined.

13. Please expand your discussion of the company's intended operation following completion of this transaction to provide disclosure with respect to Mr. Fensterstock analogous to that which would be required were he a nominee for director at your annual meeting.

Background of the Private Placement, page 22

14. Please expand your discussion to disclose the revisions to the draft letter of intent proposed by your board of directors in its April 26, 2007, meeting. Please also revise to disclose the material differences between the revised letter of intent executed by the parties on April 27 and the draft letter of intent submitted by MatlinPatterson on April 25.

15. We note your discussion of the May 9 board meeting, including a determination of whether an increase in ownership would affect any supermajority thresholds various corporate documents. Please disclose the result of this evaluation.

Opinion of Our Independent Financial Advisor, page 27

16. Please revise the discussion of your relationship with Freeman & Co. Securities LLC to disclose the amount you paid with respect to the spring 2006 engagement, the DEPFA transaction, and with respect to delivery of the fairness opinion. If any fees paid to Freeman are contingent upon the adoption of the private placement or the DEPFA transaction, please revise to disclose the amount.

Current Situational Analysis of the Company, page 29

17. We note a brief discussion of the factors considered in the current situational
analysis on page 28. Please revise the disclosure of the summary of this analysis
to disclose the specific performance factors on which the analysis was based.

Conclusion, page 29

18. Please disclose the basis for Freeman's assumption that the financial projections
provided by the company were reasonably prepared. Please also indicate whether
your board reviewed this information for accuracy and completeness and whether
your board found Freeman's reliance upon those materials to be reasonable.

Summary of Terms of the Private Placement, page 30
Investment Agreement, page 20

19. Please revise the introductory paragraph to remove the implication that the
Investment Agreement and its summary do not constitute public disclosure.
Please also revise to clarify that neither you nor MatlinPatterson consider the
information contained in the disclose schedules to be information that is required
to be disclosed pursuant to the federal securities laws and that the representations
and warranties should not be relied upon as characterizations of the actual state of
facts because they are modified by such schedules.

Proposal 3
Amend the Certificate of Incorporation to Increase the Company's Authorized Common
Stock from 50,000,000 to 100,000,000 Shares, page 45

20. Revise your disclosure to provide the statement of preemptive rights required by
Item 202(a) of Regulation S-K. See Schedule 14A, Item 11(b).

Proposal 4
Amend the Certificate of Incorporation to Increase the Company's Authorized Preferred
Stock from 500,000 Shares to 1,500,000 Shares.

21. Revise your discussion of this proposal to provide the information required by
Item 202 of Regulation S-K, as required by Item 11(b) of Schedule 14A.

Compensation of Executive Officers, page 60

22. Please revise your disclosure under this heading, including your summary
compensation table, to comply with the amendments and new rules adopted by
the Commission in its Executive Compensation and Related Person Disclosure
rulemaking. Refer to Securities Act Release No. 8732A (Aug. 29, 2006) and

Question 7 to our Executive Compensation and Related Person Training Q&A, both of which are available on our website, http://www.sec.gov.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons for the Schedule 13E-3 acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 with any questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Christopher P. Peterson (*via facsimile* 212/259-6333)
        Dewey Ballantine LLP
        1301 Avenue of the Americas
        New York, New York 10019-6092